SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PLAN YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER 1-9334
BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
(Full title of the plan)
C/O BALDWIN AMERICAS CORPORATION
2 TRAP FALLS ROAD, SUITE 402
SHELTON, CT 06484
(Address of the plan)
BALDWIN TECHNOLOGY COMPANY, INC.
2 TRAP FALLS ROAD, SUITE 402
SHELTON, CT 06484
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
Exhibit #23 — Consent of Independent Registered Public Accounting Firm

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.
EX-23

Report of Independent Registered Public Accounting Firm
To the Trustees of the
Baldwin Technology Profit Sharing and Savings Plan
Shelton, Connecticut
We have audited the accompanying statements of net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP Stamford, Connecticut June 29, 2009

Baldwin Technology Profit Sharing and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2008	2007
Assets:
Investments, participant directed at fair value	$9,250,682	$13,489,089
Participant loans	88,111	109,046

	9,338,793	13,598,135

Receivables:
Employer’s contributions	58,542	64,785
Participants’ contributions	13,966	13,134

Total receivables	72,508	77,919

Net assets available for benefits at fair value	9,411,301	13,676,054

Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	176,045	16,682

Net assets available for benefits	$9,587,346	$13,692,736

The accompanying notes are an integral part of these financial statements.

Baldwin Technology Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2008
Contributions:
Participants’ contributions	$561,474
Employer’s contributions	240,004
Rollover contributions	78,140

879,618

Investment income:
Interest	5,554
Dividends	375,780
Net depreciation in fair value of investments	(4,034,564)

Total investment loss	(3,653,230)

Deductions:
Benefits paid to participants	1,330,996
Administrative expenses	782

Total deductions	1,331,778

Net decrease	(4,105,390)

Net assets available for benefits:
Beginning of year	13,692,736

End of year	$9,587,346

The accompanying notes are an integral part of these financial statements.

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the “Plan” or the “Baldwin Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the “Company”).
Eligibility
All full time and part time employees of the Company are eligible to participate on his/her first day of employment.
Plan Amendment
Plan sponsors were required to amend their plans to comply with certain provisions of the Final Regulations by the Internal Revenue Service (IRS) under Code Section 415 with respect to Plan Years beginning after July 1, 2007. The Baldwin Plan was amended to conform to the Final 415 Regulations as required by the Code.
Contributions
Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code (“IRC”), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2008 was $15,500. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), participants age 50 and over may make an additional tax-deferred catch-up contribution of $5,000 for the year ended December 31, 2008.
Effective January 1, 2002, the Company began making matching contributions equal to 100% of the participant’s elective deferrals up to 3% of eligible compensation, plus 50% of the participant’s elective deferrals greater than 3% of eligible compensation, but not more than 5% of eligible compensation (“Safe Harbor Contributions”) quarterly for each participant. The Company may also contribute an amount as the Board of Directors, in its absolute discretion, may determine (the “Discretionary Contributions”). Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.
Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of sixteen investment options. Employer contributions are allocated to the investments based on the participant’s investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Safe Harbor Contributions are remitted quarterly and Discretionary Contributions, if any, are remitted annually.

Vesting
Participants will, at all times, be fully vested in the fair value of their contributions. Participants vest 100% immediately in the Company’s Safe Harbor Contributions; however, participants become vested in employer Discretionary Contributions based upon their years of vesting service, as shown below:

Full years of	Percent
Vesting Service	Vested
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%
Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts regardless of their years of service.
Withdrawals and Distributions
Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan’s provisions), may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant’s interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant’s Baldwin Stock Fund account shall be distributed in the form of shares of the Company’s Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator’s sole discretion.
Upon a participant’s termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant’s account, as valued on the day coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant’s designated beneficiary.
Upon termination of employment for reasons other than those set forth above, if the vested balance is greater than $1,000 but less than $5,000 and the participant has not requested a distribution, the entire vested balance of the participant’s account, as valued on the day coinciding with or following the date of termination of employment, shall be paid as a direct rollover to an individual retirement plan designated by the Plan Administrator. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are collateralized by the balance in the participant’s account and bear interest at rates of prime plus 1%, currently ranging from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator.
Forfeitures

Upon a participant’s separation from service, amounts which have not vested will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available to reduce employer contributions. Accumulated forfeitures totaled $9,105 and $20,151 at December 31, 2008 and 2007, respectively. During the plan year ending December 31, 2008, the Company utilized $20,105 in accumulated forfeitures to reduce the Company contributions.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts in common collective trusts, as well as the adjustment for the fully benefit-responsive investment contracts in common collective trusts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts held by common collective trusts.
Investment Valuation
Investments in registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.
The fair value of participation units in the MFS Fixed Fund (a common collective trust) are valued at a unit price as determined by the portfolio’s sponsor based on fair value of the underlying assets held by the portfolio. The participation units in the MFS Fixed Fund are also stated at contract value, which is equal to the principal balance plus accrued interest.
The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2008 and 2007 amounted to $7,646 and $14,652, respectively.
Participant loans are valued at cost, which approximates fair value.
Fair Value Measurements
Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The adoption of FASB Statement No. 157 did not have a material impact on the Plan financial statements. The fair value hierarchy is as follows:
➢	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

➢	Level 2: Inputs to the valuation methodology include:
-	Quoted prices for identical or similar assets of liabilities in active markets;

-	Quoted prices for identical or similar assets or liabilities in inactive markets;

-	Inputs other that quoted prices that are observable for the asset or liability;

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
➢	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable input and minimize the use of unobservable inputs.
Investment Income
Dividends are recorded on the ex-dividend date. Interest and other income is recorded as earned on the accrual basis.
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the average cost of the fund shares. Unrealized gains and losses (appreciation/(depreciation) in fair value of investments) on investments held by the Plan at December 31, 2008 are calculated based upon the difference between the fair value as determined by quoted market prices of investments held at the end of the year less their average cost. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation / (depreciation) on those investments.
Administration
The Plan is administered by The Advisory Committee (the “Committee”), which is appointed by the Board of Directors of Baldwin Americas Corporation.
Administrative Expenses
All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are paid by each particular fund.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Benefit obligations to participants
Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits.
Risks and Uncertainties
The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and the Statement of Changes in Net Assets Available for Benefits.
NOTE 3 — FAIR VALUE MEASUREMENTS
See “Investment Valuation” in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis at December 31, 2008 by the FAS 157 fair value hierarchy levels described in Note 2.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$7,114,183	$—	$—	$7,114,183

Common Collective Trust	—	2,136,499	—	2,136,499

Participant Loans	—	—	88,111	88,111

Total assets at fair value	$7,114,183	$2,136,499	$88,111	$9,338,793

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.
Level 3 Assets Year Ended December 31, 2008

Participant Loans
Balance, beginning of year	$109,046

Loan repayments	54,897

Loan disbursements	(75,832)

Balance, end of year	$88,111

NOTE 4 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Massachusetts Financial Services (“MFS”) which is an affiliate of Sun Life Retirement Services, Inc. (“Sun Life”). Sun Life is the administrative services provider and record keeper, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2008 were $782. In addition, the Company pays certain costs on behalf of the Plan.
At December 31, 2008 and 2007, the Plan held 109,189 and 67,933 shares, respectively, of the Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $187,805 and $320,644, respectively.
NOTE 5 — INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets at either December 31, 2008 or 2007:

	December 31,
	2008	2007
MFS Institutional Fixed Fund	$2,136,499	$1,692,314
MFS Total Return Fund	$915,953	$1,294,977
MFS Massachusetts Investors Trust	$1,317,490	$2,436,803
MFS Emerging Growth Fund	$1,094,123	$2,080,603
MFS Global Equity Fund	$973,794	$1,709,182
Neuberger Berman Genesis Advisor Fund	$583,303	$1,040,132
MFS Mid-Cap Growth Fund	$—	$827,605
Pimco Total Return Fund	$870,539	$—
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments sold during the year) depreciated in value by $4,034,564 as follows:

Year Ended
December 31, 2008
Mutual Funds	$(3,775,847)
Baldwin Stock Fund	(258,717)

$(4,034,564)

NOTE 6 — FEDERAL INCOME TAXES
The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the

Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan’s assets will be administered and distributed.
NOTE 8 — RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500
A reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500 follows:

Net assets available for benefits per financial statements	$9,587,346

Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	(176,045)

Net assets available for benefits per Form 5500	$9,411,301

A reconciliation of net investment income per the financial statements for the year ended December 31, 2008 to Form 5500 follows:

Net investment income per the financial statements	$(3,653,230)

Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	159,363

Net investment income per Form 5500	$(3,493,867)

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2008

Identity Of Issue/
Description Of Investment	Current Value
*MFS Institutional Fixed Fund / Collective Investment Trust	$2,136,499
*MFS Total Return Fund / Common Stock & Bonds	915,953
*MFS Massachusetts Investors Trust / Common Stock	1,317,490
*MFS Emerging Growth Fund / Common Stock	1,094,123
*MFS Global Equity Fund / Equities	973,794
PIMCO Total Return Fund / Bonds	870,539
Van Kampen Strategic Growth Fund / Common Stock	267,937
*Baldwin Stock Fund / Common Stock	195,451
*MFS Mid-Cap Growth Fund / Common Stock	295,284
Munder Index 500 Fund / Common Stock	71,260
Neuberger Berman Genesis Advisor Fund / Common Stock	583,303
Van Kampen Common Stock Fund / Common Stock	241,501
Conservative Allocation Fund / Common Stock	64,984
Moderate Allocation Fund / Common Stock	145,424
Growth Allocation Fund / Common Stock	37,958
Aggressive Growth Allocation Fund / Common Stock	39,182
*Participant loans (interest rates ranging from 5.00% to 9.25%)	88,111

Total Assets (Held at End of Year)	$9,338,793

*	These represent party-in-interest investments.
Note: Cost omitted for participant-directed investments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
Baldwin Technology Profit Sharing and Savings Plan
June 29, 2009

/s/ John D. Lawlor John D. Lawlor, Plan Administrator
Baldwin Americas Corporation